Inspire Studios Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Inspire Studios Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 8th, 2020
Vincenzo Mongio

Statement of Financial Position
Amounts in US Dollars

	Year Ended December 31,
	2019
ASSETS	
CASH	399,427
SHAREHOLDER RECEIVABLES	5,297
LOANS TO SHAREHOLDER	120,000
TOTAL ASSETS	524,724
LIABILITIES AND EQUITY	
LIABILITIES	
SHAREHOLDER ADVANCES	55,901
REVENUE PARTICIPATION NOTES	1,003,381
DEFERRED PRODUCER'S FEE	240,000
TOTAL LIABILITIES	1,299,282
EQUITY	
RETAINED EARNINGS	(774,558)
TOTAL STOCKHOLDERS' EQUITY	(774,558)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	524,724

Statement of Operations
Amounts in US Dollars

	Year Ended December 31,
	2019
REVENUE	-
COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
PROFESSIONAL FEES	577,960
MARKETING EXPENSES	47,989
TRAVEL EXPENSES	99,405
G&A	28,991
RENT EXPENSE	20,212
TOTAL OPERATING EXPENSES	774,558
NET OPERATING LOSS	(774,558)

Statement of Cash Flows
Amounts in US Dollars

	Year Ended December 31,
	2019
Operating	
Net Income	(774,558)
plus: Shareholder Advances	55,901
plus: Deferred Producer's Fee	240,000
less: Shareholder Receivable	(5,297)
Cash from Operations	(483,954)
Investing	
Loan to Shareholder	(120,000)
Cash from Investing	(120,000)
Financing	
Issuance of Revenue Participation Notes	1,003,381
Cash from Financing	1,003,381
Changes in Cash	399,427
Beginning Cash	-
Ending Cash Balance	399,427

Statement of Changes in Shareholder Equity
Amounts in US Dollars

	Common Stock		Accumulated Paid-In Capital	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
	# of Shares	$.001 Par				
Balance on January 30, 2019 (inception)						(774,558)
Issuance of Common Stock	10,000	10	9,990			10,000
Subscription Receivable				(10,000)		(10,000)
Net Loss					(774,558)	
Balance on December 31, 2019		10	9,990	(10,000)	(774,558)	(774,558)

Inspire Studios, Inc
Notes to the Unaudited Financial Statements
December 31st, 2019
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Inspire Studios, Inc ("the Company") was formed in California on January 30th 2019. The company plans to earn revenue by producing a single motion picture.

The company will conduct a crowdfunding campaign under regulation CF in the fourth quarter of 2020.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

<u>Recent accounting pronouncements</u>

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2019, the Company received advances from a shareholder in the amount of $55,901 and also made an advance to a shareholder for $5,297. The amounts are non-interest bearing and due on demand.

Additionally, the company loaned a shareholder $120,000. The amount is non-interest bearing and due when the shareholder is paid the deferred development producer's fee described below.

The company accrued $240,000 in deferred compensation to a shareholder for services performed as a producer. The liability is non-interest bearing and due at the discretion of company management.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Revenue Participation Notes - The company has entered into revenue participations notes with 3rd party lenders. The material terms of the notes call for a return of 120% of the loaned monies from pre-production financing. Additionally, lenders are entitled to 5% of net profits in perpetuity.

Debt Principal Maturities 5 Years Subsequent to 2019***

Year	Amount
2020	0
2021	0
2022	0
2023	0
2024	0
Thereafter	0

*** The revenue participation notes mature once additional financing is obtained which can occur in any year.

NOTE 6 - EQUITY

The company has authorized 10,000 common shares with a par value of $0.001 per share. All 10,000 shares were issued in 2019 for no consideration via a stock subscription receivable.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 8th, 2020, the date these financial statements were available to be issued. The company obtained additional financing via a loan from the Payroll Protection Program in the amount of $18k.

NOTE 8 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note:

this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.